JNL SERIES TRUST
JNL INVESTORS SERIES TRUST
JNL VARIABLE FUND LLC
JNL STRATEGIC INCOME FUND LLC

1 Corporate Way
Lansing, Michigan 48951
(517) 381-5500

January 2, 2013

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	JNL Series Trust; File Nos. 33-87244 and 811-8894
JNL Investors Series Trust; File Nos. 333-43300 and 811-10041
JNL Variable Fund LLC; File Nos. 333-68105 and 811-09121
JNL Strategic Income Fund LLC; File Nos. 333-183061 and 811-22730
(ALL OF THE ABOVE HEREINAFTER REFERRED TO AS THE “ASSUREDS”)

Dear Sir/Madam:

On behalf of the Assureds, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which collectively meet the requirements of romanettes (a) - (e) of Rule 17g-1, as outlined herein below:

(a)
Copies of Endorsement No. 7, Endorsement No. 8, and Endorsement No. 9., attached under EXHIBIT 99-1 issued by Chubb Group of Insurance Companies increasing the limit of liability coverage under the Declarations Financial Institution Investment Company Asset Protection Bond (“Fidelity Bond”) to $8.5 million and adding an automatic increase in limits provision, effective November 28, 2012 through June 24, 2013, for all of the above referenced Assureds.

(b)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees/Managers of the consolidated Board of the Assureds who are not “interested persons” of the Trusts/Funds, approving the amount, type, form and coverage of the Bond is attached under EXHIBIT 99-2.

(c)
A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Bond (attached as EXHIBIT 99-3).

(d)	Premiums for the Bond have been appropriately paid from June 24, 2012 through the period ending June 24, 2013.
(e)	A copy of the executed joint Fidelity Bond Agreement between the joint Assureds in accordance with Rule 17g-1 (f) is attached under EXHIBIT 99-4.

If there are any questions regarding this filing, please contact the undersigned, at (517) 367-4336.

Sincerely yours,

/s/ Susan S. Rhee

Susan S. Rhee
Enclosures